
March 10, 2014

By E-mail
Mr. Joseph Cala
 President
Cala Corporation
1314 Texas Street, Suite 400
Houston, Texas 77002

> **Re:** **Cala Corporation**
> **Item 4.01 Form 8-K**
> **Filed March 7, 2014**
> **File No. 0-15109**

Dear Mr. Cala:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

Please amend the Item 4.01 Form 8-K in its entirety for the below comments as soon as practicable. In addition, please provide a correspondence letter that addresses each of our concerns.

1. See the first paragraph. Please expand your disclosures to specifically state whether De Joya Griffith & Company, LLC ("De Joya Griffith") resigned, declined to stand for re-election, or was dismissed as a result of the termination of the client-auditor relationship. In this regard, your current disclosure implies De Joya Griffith was dismissed by the Company on February 28, 2014. If so, please disclose this fact and also the date if other than February 28, 2014. If, however, De Joya Griffith resigned or declined to stand for re-election, please disclose this fact and the date thereof. Refer to Item 304(a)(1)(i) of Regulation S-K.

2. See the second paragraph. In the first sentence, please revise your disclosure to state whether or not there were any disagreements or reportable events with De Joya Griffith during the two most recent fiscal years ended December 31, 2010 and the subsequent interim period through the date of the client-auditor cessation, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make a reference to the subject matter of the disagreement(s) of in connection with its report. Refer to Item 304(a)(1)(iv) and (v) of Regulation S-K. See further guidance at Question 111.01 of Regulation S-K of the Staff's Compliance and Disclosure Interpretations ("C&DIs").

3. Also see the second paragraph. In the second sentence, please revise and expand your disclosure to state, if true, that "De Joya Griffith's report on your financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles, except that the report was modified to state that there was substantial doubt about the Company's ability to continue as a going concern." Refer to Item 304(a)(1)(ii) of Regulation S-K.

4. The amended Item 4.01 Form 8-K, to be filed, should include an Exhibit 16.1 letter from De Joya Griffith & Company, LLC indicating whether or not they agree with your revised disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3328 if you have any questions.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant